UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

 IVEDA CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

000-53285
(Commission File Number)

Nevada	98-0611159
(State or other jurisdiction of Incorporation of organization)	(IRS Employer Identification Number)

60 Mt. Kidd Point SE
Calgary, Alberta T2Z 3C5
Canada
 (Address of Principal Executive Offices)

(403) 831-2202
(Issuer's Telephone Number, Including Area Code)

Charmed Homes Inc.
(Former Name of Registrant)

IVEDA CORPORATION

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

IVEDA CORPORATION IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT. NO VOTE OR OTHER ACTION BY SHAREHOLDERS OF IVEDA CORPORATION IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about September 16, 2009 to the holders of the outstanding shares of common stock, $.00001 par value, of Iveda Corporation, a Nevada corporation previously known as Charmed Homes Inc. ("we," "us," "our," or the "Company"), in accordance with the requirements of Section 14(f) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder.

We are not asking you to take any action in connection with the expected resignation of both of our current directors and the appointment of three designees of IntelaSight, Inc., a Washington corporation dba Iveda Solutions ("IntelaSight"), to our Board of Directors, as required by the Merger Agreement dated January 8, 2009 ("Merger Agreement"), by and among the Company, IntelaSight, Charmed Homes Subsidiary, Inc., a Nevada corporation ("Merger Sub") and certain shareholders of the Company. In this Information Statement we refer to the transactions contemplated under the Merger Agreement as, collectively, the "Merger Transaction," and we refer to the consummation of Merger Transaction, which is anticipated to take place by September 30, 2009, as the "Closing." This Information Statement is being provided solely for information purposes and not in connection with a vote of our shareholders.

We previously furnished you with an Information Statement/Prospectus related to the Merger Transaction, dated August 14, 2009, and further details concerning the Merger Transaction and its approval by the constituent companies are contained in the Information Statement/Prospectus.  We urge you to carefully review this Information Statement and the Information Statement/Prospectus in their entirety, including all of the attachments to the Information Statement/Prospectus.

BACKGROUND

You are receiving this Information Statement in connection with the expected resignation of both of the two members of our current Board of Directors – Ian Quinn and Kevin Liggins – and the appointment of three new directors to our Board of Directors – David Ly, Greg Omi and Jody Bisson (the "IntelaSight Designees") as more fully described below.

On January 8, 2009, the Company entered into the Merger Agreement, pursuant to which the Merger Sub will merge with and into IntelaSight and IntelaSight will become a wholly-owned operating subsidiary of the Company.  Full details concerning the Merger Transaction are contained in the section of the Information Statement/Prospectus entitled "The Merger" on pages 30-38 of the Information Statement/Prospectus, which is incorporated herein by this reference.

The proposed change in composition of our Board of Directors will occur at the Closing of the Merger Transaction, which is expected to occur by September 30, 2009, and is subject to the satisfaction of certain closing conditions contained in the Merger Agreement.

CHANGE IN CONTROL TRANSACTION

At the Closing of the Merger Transaction, we will issue a total of 9,036,800 shares of our common stock, options to purchase 1,195,229 shares of our common stock, and warrants to purchase 559,278 shares of our common stock to the existing security holders of IntelaSight.  In addition, as conditions to the Closing of the Merger Transaction, we will complete a reverse split of our common stock to reduce the number of outstanding shares from 6,690,000 to 3,345,000 shares and Ian Quinn and Kevin Liggins will sell 2.5 million post-reverse split shares of our common stock to IntelaSight.  These actions will result in a change in control of the Company.

VOTING SECURITIES

Our common stock is the only class of equity security that we currently have outstanding and which is entitled to vote. Each share of our common stock entitles the holder thereof to one vote. As of September 15, 2009, there were 6,690,000 shares of our common stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The section of the Information Statement/Prospectus entitled "Information About Charmed – Security Ownership of Certain Beneficial Owners of Charmed" on page 53 is incorporated herein by this reference.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers, directors and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership of our common stock. Based solely upon our review and representations by our officers, directors and 10% owners of our common stock, we believe these individuals filed all reports required by Section 16(a) of the Securities Exchange Act of 1934 during our fiscal year ended January 31, 2009.

LEGAL PROCEEDINGS

To our knowledge, none of our directors, officers or affiliates, none of the IntelaSight Designees, and no owner of record or beneficial owner of more than 5% of our securities, or any associate of any of the foregoing, is a party adverse to us, or has a material interest adverse to us, in any material proceeding.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The section of the Information Statement/Prospectus entitled "Information About Charmed – Management of Charmed" on page 52 is incorporated herein by this reference.

INFORMATION CONCERNING THE INTELASIGHT DESIGNEES TO OUR BOARD OF DIRECTORS

If the Merger Transaction closes, our Board of Directors will consist solely of the three IntelaSight Designees – David Ly, Greg Omi and Jody Bisson.  You are not being asked to vote for the election of the IntelaSight Designees.  The section of the Information Statement/Prospectus entitled "Information About Iveda – Management" on page 76 contains full biographical information about the IntelaSight Designees and is incorporated herein by this reference.

BOARD OF DIRECTORS' COMMITTEES AND CORPORATE GOVERNANCE

Board Meetings

During the fiscal year ended January 31, 2009, our board of directors did not hold any meetings but solely approved corporate actions by written consent in lieu of holding board meetings. Our board of directors has not established any committees and thus there were no committee meetings held during fiscal 2009.

Policy Regarding Director Attendance at Annual Meeting

During the fiscal year ended January 31, 2009, we did not hold an annual meeting of shareholders and do not have a policy regarding attendance by our directors at any annual meetings of shareholders.

Committees of the Board of Directors

Our board of directors has not established any committees of the board of directors. All matters relating to audit, compensation and nominations are considered and acted upon by the entire board of directors.  The board's decision not to have any standing committees and instead to have the entire board perform these functions is due to the small size of the company.  None of our directors or officers have the qualifications or experience to be considered a financial expert. We believe the cost related to retaining a financial expert at this time is prohibitive. Further, because of our limited operations, we believe the services of a financial expert are not warranted and are unnecessary.

While the entire board participates in compensation decisions, as no compensation has been paid to date to the Company's officers or directors, the Company has not established any formal procedures related to determining executive and director compensation.

Following the Closing, the then current directors intend to meet to determine which committees to establish and the persons most appropriate to serve on such committees, if any.  It is anticipated that an audit committee will be established following the Closing.  However, no assurance can be given that our board of directors will establish any committees.

Nominee Recommendation Procedures

Our board of directors has not established a formal process for shareholders to nominate directors or to send communications to members of the board of directors. As of the date of this filing, our board of directors has never received any nominations from shareholders and thus did not believe establishing a formal policy would be necessary. Any stockholder may send a communication or nomination to any member of the board of directors to our address at 60 Mt. Kidd Point SE, Calgary, Alberta T2Z 3C5, Canada, Attn: Chief Executive Officer. If we receive a communication, it will be forwarded to the relevant member of our board of directors, and if we receive a director nomination, it will be forwarded to the entire board of directors.

Director Independence

None of our existing or incoming directors would be considered independent under the definition of independence used by any national securities exchange or any inter-dealer quotation system, other than Mr. Omi and Ms. Bisson, who would each be deemed independent under the NASDAQ director independence standard as both directors and as members of a committee if the Company had committees.  No transactions not disclosed pursuant to Item 404 of Regulation S-K were considered in making the determination that Mr. Omi and Ms. Bisson are independent.

EXECUTIVE COMPENSATION

The section of the Information Statement/Prospectus entitled "Information About Charmed – Executive Compensation" on page 53 is incorporated herein by this reference.

Employment Contracts

The section of the Information Statement/Prospectus entitled "Information About Charmed – Management Contracts" on page 53 is incorporated herein by this reference.

Compensation Committee Report; Compensation Committee Interlocks and Insider Participation

As a smaller reporting company, we are not required to provide the disclosure required by these items.

Director Compensation

We did not compensate any of our directors for their services as directors during fiscal 2009, nor do we have any such compensation arrangements currently in place. In the future, we may adopt a policy of paying directors a fee for their attendance at board and committee meetings.

We plan to enter into indemnification agreements with each of our directors (and our executive officers) on terms which we believe are reasonable and customary and comparable to those entered into by other publicly-traded companies in the United States following the Closing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The section of the Information Statement/Prospectus entitled "Information About Charmed – Certain Relationships and Related Transactions of Charmed" on page 53 is incorporated herein by this reference.

The Company has not established any formal policies concerning review and approval of related party transactions that would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K.

None of the Company's current directors are independent. Although the Company is not subject to any listing standards with respect to director independence, for purposes of this determination the Company used the NASDAQ director independence standard.

On January 8, 2009, we entered into the Merger Agreement with IntelaSight. Under the terms of the Merger Agreement IntelaSight will become our wholly-owned subsidiary and we will issue, in the aggregate, 9,036,800 shares of our common stock, options to purchase 1,195,229 shares of our common stock, and warrants to purchase 559,278 shares of our common stock to the existing security holders of IntelaSight. As a result, and due to the conditions to the Closing of the Merger Transaction that we complete a reverse split of our common stock to reduce the number of outstanding shares from 6,690,000 to 3,345,000 shares and Ian Quinn and Kevin Liggins sell 2.5 million post-reverse split shares of our common stock to IntelaSight, the IntelaSight shareholders, which include the IntelaSight Designees, will own approximately 92.7% of our outstanding stock after the Closing. In connection with the Closing, we will issue securities to the individuals being appointed to our board of directors as discussed herein in exchange for their IntelaSight securities on the same basis as other IntelaSight security holders.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act and its rules and regulations.  The Exchange Act requires us to file reports, proxy statements and other information with the SEC.  Copies of our reports, proxy statements and other information can be read and copied at:  SEC Public Reference Room, 100 F Street NE, Washington, D.C. 20549.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.  The SEC maintains a Web site that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC.  These materials may be obtained electronically by accessing the SEC's home page at http://www.sec.gov.  Copies of our filings will also be made available to any of our shareholders, free of charge, upon written request to:  Iveda Corporation, 60 Mt. Kidd Point SE, Calgary, Alberta T2Z 3C5, Canada, Attn: Chief Executive Officer.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

IVEDA CORPORATION

/s/ Ian Quinn
Ian Quinn, Chief Executive Officer Dated: September 15, 2009